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                                                            --------------------
                                 UNITED STATES              | SEC FILE NUMBER  |
                      SECURITIES AND EXCHANGE COMMISSION    |    0-22041       |
                            Washington, D.C. 20549          --------------------
                                                            |   CUSIP NUMBER   |
                                  FORM 12b-25               |                  |
                                                            --------------------
                          NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-K [_] and Form 10-KSB [_] Form 20-F  [_] Form 11-K
              [ ] Form 10-Q [_] and Form 10-QSB [_] Form N-SAR [_]

     For Period Ended:   September 30, 1998
                      ------------------------------------
     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

     For the Transition Period Ended:
                                     -------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION
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Metropolitan Mortgage & Securities Co., Inc.
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(Full Name of Registrant)

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(Former Name if Applicable)


601 West First Avenue
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(Address of Principal Executive Office (Street and Number))


Spokane, WA 99201
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(City, State and Zip Code)

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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
[X] |       will be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-QSB, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant's personnel who are primarily responsible for preparing the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1998 (the "Report") are also responsible for preparing a similar Annual Report for an affiliated company, preparing registration statements on behalf of the Registrant and an affiliated company and preparing financial statements on behalf of certain of the Registrant's subsidiaries. As a result of these various filings, the Registrant has been unable to complete in a timely manner the preparation of the Report.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

             Susan Thomson                    (509)              835-2139
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)  and (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
     registrant was required to file such report(s) been
     filed? If answer is no, identify report(s).                 [X] Yes [_] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [_] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                 Metropolitan Mortgage & Securities Co., Inc.
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  December 28, 1998                 By  /s/ Bruce Blohowiak
    ----------------------------------    --------------------------------------
                                            Bruce Blohowiak,
                                            Executive Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------- ATTENTION ------------------------------------
|               INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                 |
|        CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).          |
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